Filed by KludeIn I Acquisition Corp. and Near Intelligence Holdings Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: KludeIn I Acquisition Corp.

Commission File No.: 001-39843

Near Appoints Jon Zorio as Chief Revenue Officer to Drive Next Phase of Company Growth; Appoints Jay Angelo as General Counsel

PASADENA, CA—SEPTEMBER 21, 2022— Near, a global, full-stack data intelligence software-as-a-service (“SaaS”) platform that stitches and enriches data on people and places (“Near”, or the “Company”) today announced the appointment of Jon Zorio as Chief Revenue Officer (“CRO”) and Jay Angelo as its General Counsel. The two new executive leadership appointments come as the company enters into its next phase of growth as it looks to scale its global marketing, sales, and customer success teams.

Jon Zorio is a senior sales and customer success executive who has successfully built and scaled fast-growing, global revenue organizations for enterprise SaaS, analytics, and identity businesses. Jon’s expertise is as a strategic sales and go-to-market leader and operator, working specifically in late-stage VC, pre-IPO, and private equity-owned technology companies. In Zorio’s new role as CRO at Near, he is responsible for scaling the company’s global marketing, sales, and customer success organization, while expanding Near’s strategic relationships with key customers and partners around the world.

Zorio joins Near from TransUnion (NYSE: TRU), a leading provider of credit decisioning, risk, and identity solutions. Jon originally came to TransUnion through its $3.1B acquisition of Neustar in December 2021. Owned by Golden Gate Capital at the time of acquisition, Neustar had established itself as the gold standard in identity resolution, marketing analytics, and fraud/risk/compliance solutions for the world’s most admired brands. Jon was part of the senior executive team at Neustar where he led Neustar's global strategic accounts team, leading sales and customer success for the company's largest Fortune 500 customers, global partners, and emerging digital disruptors. Zorio has held prior CRO and sales leadership roles at SaaS companies, and he has led scale-ups and transformations for global revenue and services functions at Sparkcentral, Aspect Software, Kronos/UKG, and Intergraph, all with successful exits via acquisition by larger strategic acquirers.

“Jon's experience in customer identity solutions, data analytics, and insight-as-a-service, along with his consultative go-to-market approach and enterprise sales leadership is a perfect fit for Near as we enter our next phase of growth,” said Anil Mathews, Founder, and CEO of Near. “In addition, appointing Jay Angelo as Near’s General Counsel bolsters our ability to execute on our winning flywheel strategy as we prepare for an important milestone and look to become a publicly traded company.”

“Near has built a marquee client portfolio, and an incredibly strong global footprint based on our capabilities in human movement data, stitching together consumers’ online and offline behaviors, and our ability to deliver actionable insights and value for our customers,” said Jon Zorio, Chief Revenue Officer at Near. “The mission now is to build on the solid foundation that’s been put in place, to accelerate our growth trajectory, to double down on our thought leadership and the insights we deliver, and to drive a more strategic selling motion to help capture the significant growth opportunities ahead of us – especially as global organizations look to resume operations post-pandemic while looking for new avenues to understand and engage their highest-value consumers. We want to be their thought partner every step of the way.”

As General Counsel, Jay Angelo is responsible for Near’s Global Legal corporate matters, including privacy, compliance, go-to-market, and commercial dealmaking. Jay is a technology attorney with over 15 years of legal, compliance, and operational experience, advising private and public companies. Prior to Near, Jay was at Apple (NASDAQ: AAPL) where he was responsible for strategic use of data and analytics in the Legal operations. He has built and managed legal, compliance, and risk teams from the ground up for both start-ups and established public companies, and was most recently at a $1.2B division of a London Stock Exchange-listed corporation. Jay is experienced in technology drafting, negotiations (SaaS, vendor, joint ventures, partnerships), and the legal/compliance aspects of global go-to-market strategy with agents and distributors in international markets, M&A transactions, privacy-GDPR, corporate governance for private and public companies, and complex litigation.

“I’m thrilled to be joining Near’s leadership team and to lead the way in building our legal affairs function to help accelerate our global growth strategy. This is an important time for the company, as we prepare to become a public company,” Jay Angelo, General Counsel at Near said.

Learn more here: https://near.com/leadership/

About Near

Near, a global, full-stack data intelligence software-as-a-service (“SaaS”) platform curates one of the world’s largest sources of intelligence on people, places, and products. Near's platform patented technology gathers data on approximately 1.6 billion unique user IDs and 70 million points of interest in more than 44+ countries. Near’s data and insights empower marketing and operations teams to understand consumers’ online and offline behaviors, affinities, and attributes in order to engage them and grow their businesses. With presence in Pasadena, Campbell, Paris, Bangalore, Singapore, Sydney, and Tokyo, Near serves scaled enterprises in retail, real estate, restaurant/QSR, travel/tourism, telecom, and financial services. For more information, please visit https://near.com

Media Contact:

Kat Harwood

kat@near.com

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The following are social media posts first made available on September 21, 2022.

LinkedIn:

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Additional Information and Where to Find It

As previously disclosed, on May 18, 2022, KludeIn I Acquisition Corp., a Delaware corporation (“KludeIn”), entered into an Agreement and Plan of Merger (as may be amended or supplemented from time to time, the “Merger Agreement”) with Near Intelligence Holdings Inc., a Delaware corporation (“Near”), Paas Merger Sub 1 Inc., a Delaware corporation and wholly owned subsidiary of KludeIn (“Merger Sub 1”), and Paas Merger Sub 2 LLC, a Delaware limited liability company and wholly owned subsidiary of KludeIn (“Merger Sub 2” and, together with Merger Sub 1, the “Merger Subs”) (the “Business Combination”).

In connection with the Merger Agreement and the proposed Business Combination, KludeIn filed with the U.S. Securities and Exchange Commission (the “SEC”) the Registration Statement on Form S-4 on July 1, 2022 (as may be amended, the “Registration Statement”), which will include a prospectus with respect to KludeIn’s securities to be issued in connection with the Business Combination, and a proxy statement of KludeIn (the “Proxy Statement”), to be used at the meeting of KludeIn’s stockholders to approve the proposed mergers and related matters. INVESTORS AND SECURITY HOLDERS OF KLUDEIN ARE URGED TO READ THE REGISTRATION STATEMENT, AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NEAR, KLUDEIN AND THE BUSINESS COMBINATION. When available, the Proxy Statement contained in the Registration Statement and other relevant materials for the Business Combination will be mailed to stockholders of KludeIn as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the Registration Statement, including the Proxy Statement contained therein, and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov.

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Forward-Looking Statements

This press release contains, “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. KludeIn’s and Near’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “anticipate,” “believe,” “budget,” “continues,” “could,” “expect,” “estimate,” “forecast,” “future,” “intend,” “may,” “might,” “strategy,” “opportunity,” “plan,” “possible,” “potential,” “project,” “will,” “should,” “predicts,” “scales,” “representative of,” “valuation,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, KludeIn’s and Near’s expectations with respect to future performance of Near, anticipated financial impacts of the Business Combination (including future revenue, pro forma enterprise value and cash balance), the anticipated addressable market for Near and the satisfaction of the closing conditions to the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside the control of KludeIn and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the inability of KludeIn to obtain transaction financing between the date of the Merger Agreement and the Closing, or a default by one or more of investors on its commitment in connection with any financing, and KludeIn’s failure to find replacement financing; (3) the inability to consummate the Business Combination in a timely manner or at all, including due to failure to obtain approval of the stockholders of KludeIn or other conditions to the Closing in the Merger Agreement, which may adversely affect the price of KludeIn’s securities; (4) delays in obtaining or the inability to obtain any necessary regulatory approvals required to complete the Business Combination; (5) the risk that the Business Combination may not be completed by KludeIn’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by KludeIn; (6) the ability to maintain the listing of KludeIn’s securities on a national securities exchange; (7) the inability to obtain or maintain the listing of KludeIn’s securities on Nasdaq following the Business Combination; (8) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (9) the ability to recognize the anticipated benefits of the Business Combination and to achieve its commercialization and development plans, and identify and realize additional opportunities, which may be affected by, among other things, competition, the ability of Near to grow and manage growth economically and hire and retain key employees; (10) costs related to the Business Combination; (11) changes in applicable laws or regulations, and Near’s ability to comply with such laws and regulations; (12) the effect of the COVID-19 pandemic on KludeIn or Near and their ability to consummate the Business Combination; (13) the outcome of any legal proceedings that may be instituted against Near or against KludeIn related to the Merger Agreement or the Business Combination; (14) the enforceability of Near’s intellectual property, including its patents and the potential infringement on the intellectual property rights of others; (15) the risk of downturns in the highly competitive industry in which Near operates; (16) the possibility that KludeIn or Near may be adversely affected by other economic, business, and/or competitive factors; and (17) other risks and uncertainties to be identified in the Registration Statement (when available) relating to the Business Combination, including those under “Risk Factors” therein, and in other filings with the SEC made by KludeIn. KludeIn and Near caution that the foregoing list of factors is not exclusive, and caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Readers are referred to the most recent reports filed with the SEC by KludeIn. None of KludeIn or Near undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

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Participants in the Solicitation

KludeIn, KludeIn Prime LLC and Near and their respective directors and officers and other members of management and employees may be deemed participants in the solicitation of proxies in connection with the proposed Business Combination. KludeIn stockholders and other interested persons may obtain, without charge, more detailed information regarding directors and officers of KludeIn, the Registration Statement and other relevant materials filed with the SEC in connection with the proposed Business Combination when they become available. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or a valid exemption from registration thereunder.

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